UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934

                              P&F INDUSTRIES, INC.
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                                (Name of issuer)

                                 COMMON STOCK
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                         (Title of class of securities)

                                   692830508
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1307 MONROE STREET, LAPORTE, IN  46350   (219) 324-5087
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                OCTOBER 30, 2009
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  692830508

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1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power         180,688
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power    180,688
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
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11. Aggregate Amount Beneficially Owned             180,688
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)     5.0%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 1.   Security and Issuer

     Common stock of P&F Industries, Inc., 445 Broadhollow Road, Suite 100, Melville, NY 11747.

ITEM 2.   Identity and Background

     Timothy Stabosz, of 1307 Monroe Street, LaPorte, IN 46350, a natural person and United States citizen, is engaged as a private investor. He has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) in the last 5 years, and has not been a party to any proceedings, or subject to any judgements or enjoinments, related to violations of state or federal securities laws in his lifetime.

ITEM 3.   Source and Amount of Funds or Other Consideration

     Personal funds in the aggregate amount of $317,833.11 have been used to effect the purchases. No part of the purchase price represents borrowed funds.

ITEM 4.   Purpose of Transaction

     Respondent is filing this Amendment No. 1 to reflect a decrease in his ownership percentage of the company's stock to 5.0%. The decrease was not something respondent had intended; however, owing to the need to meet an unforeseen margin call, respondent reduced his position in P&F (among other securities).

     While respondent has no intention in reducing his share position in P&F below 5% in the near future, respondent reserves the right to, from time to time and at any time, acquire additional shares in the open market or otherwise, and reserves the right to dispose of any or all of his shares in the open market or otherwise, at any time and from time to time.

     Respondent remains in a process of seeking appointment to the company's board of directors, and intends further communication with the Nominating Committee, the Chairman of the Board, and the board of directors generally, with the purpose of advancing, and safeguarding, the interests of the approximate 2/3 of non-management outside shareholders.

     Respondent intends to report back to the entire shareholder base, in 13d amended filings, and, as should be necessary, in press releases, over the success of his efforts to increase accountability, transparency, and promote the interests of the majority outside shareholders of P&F.

     Other than as set forth above in this Item 4, and in the previous Schedule 13D dated September 18, 2009, the respondent has no plans or proposals which relate to, or could result in, any other matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   Interest in Securities of the Issuer

     As of the close of business on November 9, 2009, respondent has sole voting and dispositive power over 180,688 shares of P&F Industries, Inc.'s common stock. According to the company's latest Form 10-Q filing, as of August 17, 2009, there were 3,614,562 common shares outstanding. Respondent is therefore deemed to own 5.0% of the company's common stock. Transactions effected by the respondent since September 14, 2009, were performed in ordinary brokerage transactions, and are indicated as follows:

10/30/09  sold 79,900 shares @ $2.858
11/02/09  bought 300 shares @ $2.95
11/04/09  bought 1000 shares @ $3.01
11/05/09  bought 1000 shares @ $2.96
11/06/09  bought 153 shares @ $2.96
11/09/09  bought 16 shares @ $2.96

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

ITEM 7.  Material to be Filed as Exhibits

Not Applicable


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  11/09/09
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor